

February 27, 2013

Via E-mail
Geoff Browne
Chief Executive Officer
Liberty Silver Corp.
181 Bay Street, Suite 2330
Toronto, Ontario, Canada, M5J 3T3

> **Re:** **Liberty Silver Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 19, 2013**
> **File No. 333-184962**

Dear Mr. Browne:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Audited Financial Statements for the years ended June 30, 2012 and 2011

Note 11 - Restatement, page F-27

1. We note your tabular disclosure of the restatement to your financial statements indicates that you previously reported $288,755 of "operation and administration expense" for the year ended June 30, 2011. However, we note you disclose an amount of $575,505 under this label in the audited financial statements included in your Form S-1/A1 filed on

January 24, 2013.  Please amend your table to reflect the amounts previously reported in your financial statements.

2.  Please amend your Form 10-K for the year ended June 30, 2012 and Forms 10-Q for the quarters ended September 30, 2012 and December 31, 2012 to disclose the effects of the restatement.

Part II

Sales of Unregistered Securities, page 54

3.  We note the shares issued to Look Back Investments, Inc. on page 56 and that Robert Genovese has voting and disposition control of the shares.  We further note that, according to Canada's SEDI system, Robert Genovese is a 10% shareholder of the company.  However, this does not appear to be reflected in prospectus, including the selling stockholder table on page 14 and the security ownership table on page 49, for example.  Please revise your disclosure as appropriate or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3333 if you have questions on engineering related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc (via e-mail): Gary Joiner, Esq.